UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of the Securities Act of 1934

MPAC CORPORATION

(Name of Small Business Issuer in its Charter)

NEVADA 91-2084507

(State or Other Jurisdiction of Incorporation or Organization) (I. R. S. Employer ID No.)

1302 Arbutus Street, Vancouver, British Columbia V6J 3W8

(Address of principal executive offices) (Zip Code)

(604) 736-7481

(Issuers telephone number)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Exchange Act: Common Equity, Par Value $.001

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS 3

PART I

ITEM 1. DESCRIPTION OF BUSINESS 3

Overview 3

Corporate History 4

Industry Overview 5

Products 9

Market and Marketing 11

Competition 11

Governmental Regulation 12

Sources of Revenue 12

Employees 13

Risk Factors 13

ITEM 2. Managements Discussion and Analysis of Financial Condition and Results of

Operations 15

ITEM 3. Description of Property 17

ITEM 4. Security Ownership of Certain Beneficial Owners and Management 17

ITEM 5. Directors and Executive Officers, Promoters and Control Persons 19

ITEM 6. Executive Compensation 21

ITEM 7. Certain Relationships and Related Transactions 21

ITEM 8. Description of Securities 22

PART II

ITEM 1. Market Price of and Dividends on the Registrant s Common Equity and

Related Stockholder Matters 23

ITEM 2. Legal Proceedings 25

ITEM 3. Changes in and Disagreements with Accountants 25

ITEM 4. Recent Sales of Unregistered Securities 25

ITEM 5. Indemnification of Directors and Officers 26

PART F/S

Index to Financial Statements 27

PART III

Item 1. Index to Exhibits 1

Signatures 2

Exhibits 1

FORWARD-LOOKING STATEMENTS

MPAC Corporation cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect our actual results and could cause such results to differ materially from any forward-looking statements made herein. You should not rely on forward-looking statements in this registration statement. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "plan," "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section.

These forward-looking statements are made as of the date of this Registration Statement and we assume no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Overview

We sell a sulfur based fungicide that is used for commercial agriculture purposes. Sales of our product commenced in 2001. Our sulfur based fungicide product is sold primarily to the agriculture industry in California. We are also developing a pellet form sulfur based plant nutrient and a dry flowable sulfur product for commercial agriculture use. Our head office is located at 1302 Arbutus Street, Vancouver, B.C.

We previously milled and packaged the sulfur products sold by us using a processing and packaging plant owned by us on land held by us pursuant to a lease. Due to an environmental clean-up order issued by the Province of Alberta relating to a previous tenants operations, and disputes with the landlord over our lease obligations, we were unable to utilize our production facility and outsourced the production of our sulfur products to a third party milling facility for our 2002 fiscal year. Accordingly, in 2002 our business was the marketing and selling of our sulfur products, and we did not engage in production. Due to a variety of factors including poor market conditions in California due to weather and a reduction in the amount of wine grapes grown as well as a rise in the price of raw material sulfur we have chosen not to attempt to contract productions and supply fungicide during the 2003 season. Resumption of production and sales is expected to resume should these factors change in our favor, or should we be successful at locating a suitable merger candidate for production.

In November of 2002 the plant was seized by the landlord. We agreed with the landlord not to contest the seizure of the plant in exchange for the termination of our obligations under the lease, although no formal settlement has been entered into. As the plant was inoperative at the time of seizure, the seizure is not expected to affect our current operations, which consist primarily sales of product under our brand name. We are currently seeking to merge our operations with another sulfur milling operation. We believe that our existing industry sales channels for our current sulfur products, along with our proprietary research on new agriculture use sulfur products, will provide value to a potential merger candidate. Since November of 2002, we have been in merger negotiations with a sulfur milling operation located in Alberta, Canada, however as at the date of this registration statement no agreement has been reached.

Corporate History

We were incorporated under the laws of the State of Nevada on June 18, 1998 for the purpose of raising capital to acquire a processing plant and machinery necessary to undertake production of sulfur-based plant nutrient fertilizers and fungicides. Our subsidiary, Micron, was incorporated under the laws of Alberta on August 20, 1998.

Our current business is operated primarily through our subsidiary Micron Milling & Packaging Company Ltd. Through Micron we sell our milled and packaged sulfur products to the California agriculture industry.

Prior to our 2002 production year, production and packaging of our sulfur products was carried out at a 10,000 square foot production facility consisting of a mill and packaging plant and equipment situated on five acres of land located in Crossfield, Alberta, Canada. The land and building was held by Micron through a lease.

In November of 2002, the landlord seized the milling and packaging plant and equipment under their right of distraint, as a result of a dispute over lease payments. Micron negotiated the termination of the lease in exchange for not disputing the seizure, although no formal settlement agreement has been entered into. Micron s decision not to pursue recovery of the plant and equipment was based on a determination by management that considered the replacement value of the assets, the cost of disputing the seizure and the ability of Micron to continue sales of its products. Micron determined that it could meet future supply and delivery obligations by purchasing from third party suppliers located in Alberta, Canada and in the State of Texas. It was determined by management that such suppliers can supply sulfur products milled in accordance with our specifications and packaged under our brand name.

The history of our operations prior to the seizure of our plant and equipment by the landlord is summarized in the following paragraphs.

In October of 1998, we incorporated a wholly owned subsidiary in the Province of Alberta, Canada, under the name 805332 Alberta Ltd. for the purposes of negotiating the acquisition of a sulfur milling and packaging plant and equipment necessary to undertake production of sulfur-based fungicides. The plant was located in Crossfield, Alberta.

At or about this time, Micron Milling & Packaging Company Ltd. a Company incorporated in the Province of Alberta, was competing in our bid to acquire the milling and packaging plant and equipment. At the time of the negotiations, Micron and its principals were not associated with us or our operations. Micron opted out of negotiations, and we retained one of its principals, Mr. Raymond Lee to provide consulting services directly to us.

In January of 1999, our 805332 subsidiary successfully acquired the processing plant and machinery and entered into a lease with the landlord of the premises on which the plant was located. However, later in 1999, due to financial difficulties caused by the lack of funds to meet ongoing lease obligations, 805332 was placed into receivership by two creditors, John Sprague and Maria de Luz Alves, . At the time of the receivership Micron had continued interest in the assets acquired by 805332 and it was agreed in subsequent negotiations with the creditors of 805332 and the shareholders of Micron that the assets of 805332 would be bought from the receiver by Micron and concurrently we would acquire Micron. Negotiations with Micron and its principal shareholders were entered into for the purpose of seeking and agreement whereby our our financial resources would be pooled with those of the principals of Micron in order to fund business operations. The shareholders of Micron were Paul Uppal and David Uppal.

On May 2, 2000 Micron acquired the processing plant from the receiver at a cost of $62,000 ($95,000 Canadian dollars). The creditors in turn agreed to loan the proceeds of the sale back to Micron, after deduction of the receiver s fees. Micron concurrently entered into a new lease with the landlord. Since conclusion of the receivership process, 805332 has not held any material assets and has had no operations.

Immediately thereafter, on May 5, 2000 we entered into an agreement with Micron and two principal shareholders of Micron, namely David and Paul Uppal, whereby we acquired 76.5 shares of Micron, representing 76.5% of the issued and outstanding shares of Micron. In exchange for the shares of Micron, we issued 6,400,000 shares of our 805332 subsidiary to the Uppal s, convertible into 6,400,000 shares of MPAC at the option of the Uppal s. The right of conversion was agreed to for personal tax planning reasons, as Canadian tax law permits a tax deferral where the shares of one Canadian corporation are sold in exchange for shares of another Canadian corporation. Accordingly, no taxable sale would be realized until the Uppal s convert their shares of 805332 into shares of MPAC, a Nevada corporation. Pending conversion, the Uppals have agreed that voting control of 805332 would remain with MPAC. In connection with the transaction the Uppals were appointed to the board of directors of MPAC.

Pursuant to the May 5, 2000 agreement with Micron, MPAC agreed to fund the operations of Micron by advancing $250,000 ($375,000 Canadian Dollars) as a loan convertible into shares of Micron. In February of 2001, MPAC converted the loan to acquire an additional 500,000 shares of Micron. This resulted in MPAC holding 99.99% of the issued and outstanding shares of Micron.

In connection with the above transactions, Paul and David Uppal personally advanced $206,540 towards the operations of Micron, as a loan to fund operations. MPAC subsequently guaranteed the loan by issuing promissory notes to the Uppals for the loan amount. The terms of the promissory note provide that MPAC may repay the loan in full at any time within 13 months from the date that demand for repayment is made. Interest is payable on the principal amount at Royal Bank of Canada prime rate plus one percent.

In November of 2002, our milling and packaging plant was seized by the landlord. At that time the plant was inoperative and we determined that there was no economic benefit to contesting the seizure. In 2002 our sulfur products were sold to the California agriculture market under our brand name by using third party sulfur milling and packaging services to produce and package our products in accordance with our specifications. Due to a variety of factors including poor market conditions in California due to weather and a reduction in the amount of wine grapes grown as well as a rise in the price of raw material sulfur, we have chosen not to attempt to contract productions and supply fungicide during the 2003 season.

We are also currently seeking to merge with an operating sulfur mill in order to expand our business. Any merger would likely be by way of a share exchange rather than a cash purchase. Currently we are in early negotiations with a sulfur milling operation in Alberta that has excess capacity in its milling plant. We believe production of our current sulfur products and future products that we are developing, together with our existing sales channels, would be beneficial to a sulfur milling operation with excess capacity in its production facilities.

Industry Overview

We compete in the plant fungicide and plant nutrient market servicing the commercial agriculture industry. Our niche is the processing, packaging and sale of pure form or elemental sulfur products for agricultural use. In 2002 we outsourced the processing and packaging of our proprietary sulfur products to third party milling facilities.

Traditionally, most world-wide sulfur production comes from sulfur mining and from the recovery of sulfur as a by-product of oil and natural gas production and refining, the latter process sometimes referred to as desulfurization. In North America, mining of elemental sulfur has ceased in recent years due to costs and environmental concerns, and this trend is being followed in the rest of the world. World production of sulfur has, however, remained steady as a result of increased oil and gas refining activity and improved desulfurization techniques. Recent trends towards reducing sulfur content in refined fossil fuels has resulted in improved desulfurization techniques in the process of refining oil and natural gas.

In North America, Canada and the United States produce approximately equal amounts of elemental sulfur per year. As sulfur is a by-product of oil and gas production and refining, the oil and gas endowed Provinces of Alberta and Saskatchewan, along with the States of Texas and Louisiana are the primary producers of elemental sulfur in North America. Mexico accounts for less than 8% of the sulfur produced within the North American Free Trade zone. Canada accounts for approximately 68% of all sulfur imported by the United States.

Sulfur in its elemental form is a commodity and accordingly at the global level is priced based on demand relative to world-wide availability. Pricing of unprocessed elemental sulfur can vary significantly. In 2001, world pricing was approximately $18 per ton compared to $24 in 2000 and $37 in 1999. Current world prices are approximately $45 per ton as at June 2003. However, oil and gas refineries may sell for significantly less than posted commodity trading prices depending on the costs associated with storage and their ability to dispose of the sulfur. Sulfur stockpiles can be a financial burden to refineries and accordingly stockpile holders may realize an economic benefit in paying to have sulfur removed from their sites.

Elemental sulfur can be used for a number of applications including military explosives manufacturing, fertilizers, fungicides, animal feed and medicines. There are generally no suitable substitutes for elemental sulfur for agricultural, medical or military applications. Currently, the agriculture and horticulture industries are the largest consumers of elemental sulfur. The primary use of sulfur in agriculture is as a component in the manufacture of potash fertilizers.

The production of sulfur fungicide and elemental sulfur plant nutrient is a niche business in the agricultural products industry. The use of sulfur by the agricultural industry provides several advantages over other fungicides and pesticides and is complementary to the use of other plant nutrients or fertilizers. Currently we market only a sulfur based fungicide, however we are also developing the capability to produce a solid form sulfur based plant nutrient, referred to as Elemental Plant Nutrient Sulfur or EPNS, as a second product offering. We are also negotiating to acquire the rights to develop a dry flowable sulfur fungicide as an alternative to our powdered sulfur fungicide. A description of the industry for each of sulfur based fungicides and plant nutrients follows.

Sulfur Based Fungicide

Sulfur is a naturally occurring element which is widely used as a fungicide in both conventional and, with increasing importance, organic farming. Sulfur is widely used because it is relatively inexpensive, generally non-toxic to birds and mammals, and can be used to control both mites as well as fungal diseases.

Sulfur fungicide is generally available in a fine powder or liquid form and appears pale yellow in colour with a slight sulfur odour. Sulfur based fungicides typically consist of 90-99% pure elemental sulfur, with the balance comprised of inert materials. Application of the sulfur in its powdered form can be done by crop dusters that can cover a large area relatively quickly. Powdered fungicides are also preferable to the liquid form in hot weather agricultural areas where droplets from the liquid may magnify the effects of the sun and cause burning of plant leaves and stems. Powdered sulfur fungicide products can control a large number of diseases on fruits, vegetables, various flowers and ornamental plants. Powder form elemental sulfur is also an effective pesticide used to control certain plant-damaging pests such as mites.

Although the use of sulfur as a fungicide is established in agricultural regions around the world, our primary market is the commercial agriculture industry in California. In California, sulfur based fungicides accounted for over 33% by weight of all pesticides applied in production agriculture in 2000. From 1991 to 1996, it had the highest use and largest increase in pounds applied compared to other fungicides and pesticides used in the State of California. It also had the highest use and greatest increase in number of applications and acres treated. Sulfur usage in that State continued to increase between 1996 and 1999 and was the most highly used pesticide/fungicide in 2000, both in pounds applied and acres treated, representing one-third of all reported pesticide/fungicide use by weight.

Based on reports from the California Department of Pesticide Regulation, prior to 1991 California growers relied heavily on newly developed chemical fungicides which resulted in reduced usage of sulfur. However, the development of mildew resistance to those chemical fungicides resulted in a return to sulfur based fungicides. In the first half of the 1990s other fungicides experienced the development of similar mildew resistance which led to further increases in sulfur usage as a fungicide. Presently, raisin growers rely almost exclusively on sulfur, while wine and table grape growers use both sulfur and chemical fungicides.

Another advantage of sulfur is that sulfur based fungicides are approved for use in organic farming whereas chemical fungicides are not. In particular, organic wine grape growers are common users of sulfur based fungicides. Increasing demand for organic wine has resulted in more California wine grape growers choosing to switch to sulfur products as a fungicide. Accordingly, the lack of mildew resistance to sulfur and an increasing demand for sulfur for organic production have resulted in an overall increase in sulfur usage. In addition to organic and non-organically farmed wine grapes, elemental sulfur fungicide is commonly used as a fungicide on over 20 different commercial crops including non-wine grapes, tomatoes, avocados, apples, cherries and citrus.

In North America, demand for sulfur based fungicide is cyclical and usually is at its peak during the early to mid spring growing season. The powdered fungicide is applied directly onto the growing plants. The demand in the Southern hemisphere, such as markets in South America and Australia is counter-cyclical to North American demand.

Elemental Plant Nutrient Sulfur (EPNS)

Sulfur deficiency in crops is a relatively recent world-wide phenomenon that is a by-product of several factors. These factors include the intense use of available agricultural land which results in the depletion of naturally occurring sulfur and other nutrients in the soil, which places reliance on fertilizer use to obtain satisfactory crop yields. Also, in the past, sulfur emissions in the atmosphere released as a by-product of burning fossil fuels such as oil and coal, resulted in sulfur being available to crops in the form of acid rain, which is formed by sulfur emissions attaching to water droplets. As many modern and developing countries move to cleaner use of fossil fuels, sulfur emissions have decreased. These factors have resulted in a combination of high fertilizer dependency as well as increased sulfur availability from the refining of oil and natural gas. As the sulfur content in fertilizers is typically low, most sulfur deficiencies cannot be resolved through fertilizer use alone. Accordingly there exists a need for elemental sulfur as a plant nutrient to complement fertilizer use.

Sulfur is an essential element in plant growth. All living things require a balance of four major nutrient groups to stay healthy, grow and reproduce: nitrogen, phosphate, potassium or potash, and sulfur. Nitrogen promotes protein formation in plants and crops and is a major component of chlorophyll, which helps to promote green, healthy growth and high yields. Phosphates stimulate root development, promote flowering and help prevent disease and environmental stress. They also encourage growth and produce uniform crop yields. Potash regulates many different functions and is required in large quantities for healthy crop growth and development. Sulfur is a building block for proteins, enzymes and vitamins, is a key ingredient in the formation of chlorophyll and helps to improve the effect of other nutrients. If supplied to plants in adequate amounts, sulfur improves yields, promotes vegetative growth as well as protein and chlorophyll content. Additionally, sulfur improves fertilizer efficiency and resistance of plants to pests, diseases and cold weather. Symptoms of sulfur deficiency in crops usually appear on younger upper leaves and can result in irregular growth cycles and reduced crop quality and yields.

Sulfur is considered the fourth major plant nutrient after nitrogen, phosphorus and potassium, and is needed by many crops to the same extent as the other three major nutrients. In many applications, the role of sulfur in plant growth has previously been little known or understood. Adequate amounts of sulfur had been supplied to crops from sulfur previously existing in soil, through high sulfur emissions and through incidental amounts of sulfur supplied as a component of other fertilizers. However, in many parts of the world, sulfur deficiency has recently become problematic and use of sulfur as a plant nutrient is becoming necessary to meet the needs of intensive agriculture. Sulfur content in soil from atmospheric sulfur emissions and other incidental sulfur applications is diminishing, while at the same time more intensive use is being made of agricultural land to cope with rising production demands.

The world-wide demand for sulfur is expected to increase as population increases and agricultural land resources decrease. The growth of world population will result in continued increases in the demand for food, while further urbanization will place additional pressure on the amount of arable land available for agricultural production, which has already declined from 1.1 acres per capita in 1965 to 0.6 acres in 2000. In the long-term, growth and profitability in the fertilizer industry are driven by world population growth and rising living standards which create an increasing demand for food. As the availability of arable land for production of food is largely fixed, it is imperative that crop yields are increased through application of high-analysis fertilizers and other agricultural inputs in order to meet this increasing demand. The optimal results from the application of fertilizers requires the presence and availability of the four major nutrients in a satisfactory physical form and at a price that makes their application cost effective.

Plant nutrient sulfur is growing in importance world-wide as food production increases and overall sulfur inputs diminish. Increasing crop production, reduced sulfur dioxide emissions and shifts in fertilizer sources have led to world-wide sulfur deficiencies. Over a twenty-year period, the amount of sulfur used in all fertilizers is estimated at around 10 million tons per year, however, nitrogen consumption has almost doubled during this period from approximately 39 million tons in 1973, to about 75 million tons in 1991. The increased consumption of sulfur free, high-analysis fertilizers is one of the most significant causes of sulfur deficiency.

According to the Sulphur Institute, in 1991 it was estimated that the total annual unrealized world market potential for sulfur as a plant nutrient was 6.4 million tons. The need for sulfur as a plant nutrient has shown steady growth since the 1960s and is expected to continue growing into the 21st century. The world deficit for sulfur as a plant nutrient was estimated to be 7.5 million tons in 2000 and to increase to 12 million tons by 2010.

In North America, demand for sulfur by the agriculture industry is affected by cyclical growing patterns. Accordingly, demand is greatest in the late fall through early spring season, as growers typically accumulate plant nutrients for the spring growing season.

To date, sulfur requirements have been partially satisfied with the application of ammonium sulfate. Granular ammonium sulfate is composed of approximately 24% sulfur in sulfate form. Ammonium sulfate is relatively low cost. Due to the lack of high-analysis sulfur fertilizers and the low cost of granular ammonium sulfate, this product is being applied to crops. However, ammonium sulfate has drawbacks including its low concentration of sulfur.

A high-analysis form of sulfur would significantly lower transportation, storage, and application costs and allow for the more precise application of sulfur than can be achieved through the use of fertilizers. As transportation costs account for a significant share of fertilizer costs, the increase in concentration of a fertilizer and the consequent drop in tons of product required significantly lowers the cost of usage of a fertilizer product and increases its desirability.

Pure form sulfur plant nutrients are typically mixed with other fertilizers prior to application. This results in a need to produce the sulfur in a form that will blend evenly with other fertilizers, as well as deliver sufficient sulfur to the crops. Currently available products are somewhat unsatisfactory due to their inability to blend with other fertilizers or impermeable pellets that result in limited surface area resulting in slow absorption rates by the soil. Other pellets, such as ammonium sulfate deliver lesser amounts of sulfur. The industry requires an EPNS pellet that can be readily blended with other fertilizers, and is easily absorbed into the soil.

In summary, increased demands on agricultural land, combined with the increased use of high-analysis fertilizers and rapidly declining sulfur dioxide emissions, has lead to increased incidents of sulfur deficiencies. Many deficiencies are acute. Based on this, the demand for sulfur-based fertilizers is expected to increase and such fertilizers will become a permanent fixture in agriculture. Many attempts to develop products to address this need have been made by various companies, but to date a completely satisfactory product has not been offered. Other products currently available offer a partial solution. We are seeking to develop a competitively priced solution to address the need for a suitable form of sulfur plant nutrient. We believe our proposed product is designed to be agronomically acceptable with specific physical characteristics required for handling and application.

Our Products

Our current product is a powdered elemental sulfur fungicide. Future products that we are developing are a pellet form EPNS product, and an alternative form of sulfur fungicide referred to as a dry flowable fungicide. We have suspended research and development of future products pending our review of potential merger opportunities and plan of operation.

Our Sulfur Based Fungicide Product

Our fungicide is used to control powdery mildew on crops such as apples, cherries, citrus, grapes, peaches, plums, prunes, beans, carrots, cotton, onions, peas, sugar beats, and tomatoes. During the first year of production ending September 30, 2001, sales were approximately one thousand tons. Sales for the year ending September 30, 2002 were approximately 2,100 tons. Orders as of January 10, 2003 for fungicide to be delivered during the upcoming year were in excess of 4,000 tons yet due to a variety of factors including the rise in price of the raw material sulfur we have declined to have product produced for the 2003 season. We are currently negotiating with a sulfur milling facility in Alberta for production required to meet orders for the 2004 growing season.

Our sulfur based fungicide can be widely used on numerous crops. The process involved in the production of the fungicide is relatively straightforward and efficient.

We have historically sourced our sulfur from suppliers located in the Province of Alberta, Canada and the State of Texas. Alberta produces a significant amount of oil and gas and consequently sulfur recovered from the desulfurization of these fossil fuels is abundantly available. There is currently a surplus of raw sulfur in Alberta which is expected to last indefinitely due to the ongoing production of high sulfur or sour gas in the province. In our previous sales years, this surplus has kept the purchase price of sulfur low, yet management believes that recent events including geopolitical events have restricted supplies of sulfur from the Middle East and have driven up sulfur prices in North America. It is managements belief that prices will return to the levels of the recent past as sulfur from the middle east resumes shipment. Texas similarly produces significant sulfur from oil and gas extraction and desulfurization.

Our current market is primarily California. Shipment of product has historically been by truck. Transportation to the primary markets in California remains inexpensive due to the abundant availability of back-haul transport from trucks returning to California after delivery of products to Canada.

Our Proposed Elemental Plant Nutrient Sulfur (EPNS) Product

We are developing the technology required to produce Elemental Plant Nutrient Sulfur, a solid plant nutrient product in pellet form. We believe that there is currently no completely satisfactory EPNS product offered on the market and accordingly the opportunity exists to develop and market a competitively priced product that has the specific physical characteristics required for handling and application. We are currently delaying further development and engineering of our EPNS product pending our efforts to locate a partner or merger candidate with which we can consolidate our operations.

Our EPNS product is designed as a solid pellet comprised of approximately 90% elemental sulfur that will be blended with the nutrients nitrogen, phosphate and potassium and subsequently applied to crops. We are seeking to develop a superior product to the sulfur-based fertilizer products currently available on the market. In particular, our product is being engineered to blend smoothly with other nutrients, and to dissolve rapidly into the soil with a high percentage of sulfur compound delivery for absorption by plants. Blending generally occurs in the region where the fertilizer will be applied and is conducted by an intermediary facility that blends in accordance with specifications received by individual crop growers. The need to have regional blending facilities that can blend to a requested specification means that pre-blending of the fertilizer is not practical.

We have previously initiated discussions on our product with distributors and purchasers to determine the size of our market and sales expectations. We initially targeted the commencement of sales of our EPNS product in the late fall of 2003, timed to coincide with growers preparing for the spring growing season. However, as a consequence of the seizure of our milling assets, the timing of the release of our EPNS product is dependent on when we can locate a suitable production partner or merger candidate with the necessary resources required to complete the development and implementation of our form of EPNS production. During the past two years, we have spent in excess of $130,000 on the research and development of our proposed EPNS product. We estimate that the commercial release of the EPNS product will require an additional $450,000 for development, retooling, marketing and administrative costs prior to commencing sales of this product.

Dry Flowable Sulfur Fungicide

We have been in ongoing negotiations to acquire a license to certain production technology and formulations necessary to produce dry flowable sulfur fungicide. We have suspended these negotiations indefinitely. Should we be successful at locating a production partner or merger candidate, we will re-visit the acquisition of the license. Dry flowable sulfur fungicide is a form of very finely micronized sulfur with certain qualities of dispersion and suspension in water, that offers an alternative to our powdered form fungicide. This product has similar uses as our powdered sulfur fungicide, but offers certain characteristics that are better suited to certain commercial crop applications. The fine powder is readily dissolved into a liquid that can be applied to operations that cannot use crop-dusting techniques, such as smaller farms or orchards

We believe the market for dry flowable sulfur fungicide in North America and world-wide is rapidly expanding because of its application advantages over powdered fungicide.

Market and Marketing

The current market for our powdered fungicide is primarily California. Our fungicide is sold through distributors specializing in specific regions and products. The majority of our sales are conducted through three agricultural product distributors, however, we also sell directly to some commercial growers. It is not expected that the loss of any one distributor will have a material impact on our sales as current demand for sulfur is generally believed to be relatively constant and a decrease in sales to one purchaser or distributor is expected to result in an increase in sales to another, provided our pricing and quality remain competitive. Marketing efforts are primarily directed at agricultural industry distributors in California. We are reviewing the possibility of expanding our marketing efforts to other regions that may require a sulfur based fungicide including counter-cyclical regions such as South America and Australia. Product demand and shipping costs are critical factors being analyzed in determining suitable markets. We market our product under the trade name "Micron Dusting Sulfur 44".

We expect that the market for our proposed EPNS product is initially industrial canola and grain crop growers in the midwestern United States and Canada. These growers are thought to be the largest expected beneficiaries of EPNS products. We will sell our EPNS product through distributors with numerous points of sale. Therefore, we will concentrate marketing efforts on establishing relationships with these distributors. The Company will also seek to establish relationships with producers of fertilizer products whose product lines would benefit from the addition of EPNS. Numerous candidates exist in every geographic region, however, the initial sales of EPNS would be confined to markets within an economically serviceable geographic region. An economically serviceable geographic region refers to markets to which our sulfur products can be economically supplied to because transportation costs are not prohibitively high. From facilities in Alberta, the Northwestern and Western US as well as Western Canada can be served effectively due to competitive transport costs. We are also studying the economics of marketing our products to offshore markets.

Competition

Most of our fungicide sales are in California through distributors that place orders based on price, quality, and availability standards. Demand for packaged elemental powdered sulfur fungicide by distributors is price sensitive and accordingly we must be able to adjust to changes in pricing due to fluctuations in demand or supply.

The market for sulfur dusting powders on the west coast of North America is primarily supplied by a production facility owned by a competitor located in Fresno, California. While this competitor is located close to markets and has numerous established relationships, we believe that our product can be offered from Alberta suppliers at competitive prices for several reasons including the following: proximity to sulfur stockpiles allows raw sulfur to be obtained at a low cost per ton with low transportation cost; the availability of cheap transport to the California market as truck operators are willing to provide transport services at a reduced rate in order to fill otherwise empty trucks returning to the U.S.; our operating costs are paid in Canadian dollars which currently provides us with an exchange rate advantage; and we do not have a competitive relationship with many distributors in California.

We believe that there is currently no product available on the market today that offers a satisfactory alternative to our proposed EPNS product. Other products offer partial solutions to sulfur deficiency in soil that our product is designed to remedy. The process for developing our EPNS product is not proprietary to us and other potential competitors have access to this information. However, given the limited interest and capital and technical requirements in producing a competitive product, we believe that competition will be slow to arise. Further, we do not expect that larger fertilizer companies will present significant competition as the relatively small size of this niche market combined with the specialized requirements for production limits the appeal to these companies to provide direct competition.

Our proposed dry-flowable sulfur is expected to be marketed initially to smaller commercial farm and orchard operations in Canada and the United States.

Marketing of all products essentially consists of contacting industry distributors and creating awareness of our products.

Governmental Regulation

We have applied for and received the licenses necessary to export and sell our powdered sulfur-based fungicide product in the United States by the Environmental Protection Agency as well as the California Department of Pesticide Registration. In our opinion, these licenses could be of significant value to a potential merger candidate or partner as they allow the export and sale of our product to the California market.

We hold all necessary business and product approvals for the production and storage of sulfur products from Canadian provincial regulators. We are currently re-applying with municipal regulators for the re-issuance of the necessary municipal permits. We believe that the cost associated with obtaining the necessary permits and otherwise complying with environmental laws is minimal.

While there can be no certainty, we believe that the regulatory environment will continue to support our current and planned activities. However, any reversal of the current regulatory approvals of such products could have a serious and material negative effect on our business prospects.

Sources of Revenues

Currently, all revenues are derived through are sales of our sulfur fungicide product. We are actively seeking additional avenues to market and sell our fungicide product. In addition, if we are successful at developing, producing and marketing our pellet form EPNS and our dry flowable fungicide, then we will generate additional revenues from the sale of those product. We are also exploring the market for sulfur applications among other industries.

Employees

As a result of the closure of our milling and packaging plant, we do not currently require employees. All sales, marketing, research and development services are provided directly by our directors and officers.

RISK FACTORS

The description of our business and financial condition should be read in conjunction with the following risk factors relating to our business and operations. The following are the specific risk factors you should consider when making an investment in our business.

Development and marketing of our dry-flowable fungicide and plant nutrient sulfur products requires additional financing, failing which our revenues will be limited to sales of our existing powdered fungicide product.

In order to increase our revenues, we are seeking to complete the development and marketing of two new sulfur based products, a dry-flowable fungicide and a plant nutrient. We do not currently have facilities to produce these products and accordingly we must find a production partner and financing as necessary to retool existing production facilities. In addition, marketing and administrative costs will be incurred in connection with the commercialization and production of these proposed products. Our current revenues are not sufficient to provide us with the additional capital required to bring these products to production and commence sales. Accordingly our business plan contemplates raising at least an additional $500,000 in order to fund the development, production and marketing of our dry-flowable fungicide and our plant nutrient products, in conjunction with locating and securing a suitable production partner. If we are not successful at raising this funding, we may have to abandon further development of these products in order to avoid incurring losses which will result in our inability to generate revenues from these products as planned and will likely reduce our present and future value. Our ability to raise financing is subject to a number of factors including prevailing market conditions.

We currently rely on third party suppliers to produce and package our sulfur products. We cannot guarantee that suitable third party suppliers will be available to us on favorable terms or at all.

As a result of the seizure of our sulfur processing plant, we have no milling and packaging facility. We must rely on third party suppliers who are willing to prepare and package our sulfur products in accordance with our specifications and instructions. If such suppliers are unwilling or unable to provide us with our sulfur products at a price and on delivery terms which allows us to remain competitive and to generate net sales in present or future market conditions, we may be unable to sustain our business operations.

Our business plan contemplates that we will locate and merge with a suitable company in the sulfur processing industry, in order for us to develop our EPNS and dry-flowable fungicide products, as well as to gain control over our production techniques and costs. Alternatively we must find a production partner.

We currently do not own or operate a production facility for our sulfur products. In order to implement the production of our EPNS and dry-flowable fungicide products, we will require access to a production facility. We currently are proposing to merge into a suitable production company, that will be able to use excess capacity to produce our existing sulfur products, and will participate in the development of our proposed sulfur products. There is no guarantee that we will be successful at negotiating a merger or partnership with a suitable candidate on terms that are favorable to us or at all. If we are unable to do so, we may not be able to expand our business operations.

Production and sales of our sulfur based fungicide has a limited history which means investors do not have the benefit of an established track record of production or sales.

Sales and production of our sulfur based powdered fungicide commenced in early 2001. We have not commenced sales of our dry flowable sulfur fungicide or our sulfur plant nutrient. Accordingly, our track record of sales is very limited and may not be indicative of future sales. Any of a number of factors, including those discussed in this Risk Factors section could arise that could result in our production and sales being less than in previous financial periods.

Sales of our existing products have not generated sufficient revenues for us to be profitable. We may be unable to sustain continued losses.

Our net sales for the fiscal year ended September 30, 2001 and the six months ended March 31, 2002 were $154,766 and $18,797 respectively. Our operating expenses for the same periods were $436,533 and $162,157 respectively resulting in a net loss recorded for these periods. While a portion of these expenses is attributable to start up costs and product development costs, we currently do not anticipate generating a profit on sales of our powdered fungicide product alone in the next 12 month period. If we are unable to generate sales of our proposed new sulfur-based products, we will have to significantly reduce expenses or increase sales of our existing fungicide product in order to avoid continued losses. If we are unable to do so, our value as a company could be expected to decrease significantly.

The agriculture industry is marked by cyclical demand for products based on crop growth cycles, and accordingly we may experience cyclical sales results.

In North America, the greatest period of demand for fungicide products is in the spring, concurrent with the growth of new leaves and shoots for out-door agricultural crops. Accordingly, sales of our fungicide can be expected to increase in the second and third quarter of our fiscal year. Unless we achieve counter-cyclical sales, such as to the agriculture industry in the southern hemisphere, or commence sales of new products that have different demand cycles, our results of operation can be expected to be subject to cyclical sales. The value of our common stock may be affected by such cyclical sales patterns.

We are a relatively new company competing among a number of existing and potential competitors that are better known and more established. Our ability to compete with these companies over time is dependent on a number of factors including our cost of sales, and availability of cheaper substitutes.

There are relatively few barriers to entry into our industry. Currently the production of sulfur based fertilizers and fungicides is a niche industry that many larger fertilizer companies do not compete in. Should these companies decide to commence production of competing products, they will be better funded than we are which could provide them with a competitive advantage in production and marketing of their product. In addition, we sell our product primarily to three distributors in California. As similar product is produced by companies located within or closer to California, our ability to remain competitive largely depends on the availability of sulfur and transport services at prices which provide us with a competitive advantage to those competitors. In addition, we compete with non-sulfur based fungicides that in many applications may be a suitable and cheaper alternative to our product. To the extent that sulfur or transport services are not available at current levels, or alternative products are available at cheaper prices, or to the extent that larger companies enter into our market niche, we may not be able to compete with other producers and the value of our company will decrease.

The loss or unavailability of Adam Smith, David Uppal or Michael Uppal for an extended period of time could adversely affect our business operations and prospects.

Our success depends, to a significant degree, upon the effort and skills of Adam Smith, David and Michael Uppal. Due to their knowledge of our current and proposed products, as well as our production facilities and industry, the loss, incapacity, or unavailability of any of these individuals could have a material adverse effect on our current and proposed operations, and our ability to carry out our business plan. Such a loss accordingly could be expected to decrease the value of our common stock.

Because our common stock will likely trade at prices below $5.00 per share, and because we will not be listed on a national exchange, there are additional regulations imposed on broker-dealers trading in our shares that may make it more difficult for an investor to resell our shares.

Because of rules that apply to shares with a market price of less than US$5.00 per share, known as the "penny stock rules", holders of our common stock may find it more difficult to sell their securities. The penny stock rules will probably apply to trades in our shares. These rules in most cases require a broker-dealer to deliver a standardized risk disclosure document to a potential purchaser of the securities, along with additional information including current bid and offer quotations, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchasers written agreement to the transaction.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Results of operations for the three months ended March 31, 2003 ("2003") compared to the three months ended March 31, 2002 ("2002").

Sales revenues for the six and three months ended March 31, 2003 were nil as compared to sales of $32,591 for the six and three months ending March 31, 2002. Expenses for the three months ended March 31, 2003 were $37,818 compared with expenses of $104,100 for the three months ended March 31, 2002. For the six months ended March 31, 2003 expenses were $81,234 compared with expenses of $175,951 for the six months ended March 31, 2002. The drop represents the elimination of costs related to the maintenance of a production facility. Expenses going forward are expected to remain lower than previous periods.

Net loss for the three months ended March 31, 2003 was $37,818 compared to a net loss of $65,260 for the three months ended March 31, 2002. For the six months ended March 31, 2003 loss was $79,872 compared with losses of $120,225 for the six months ended March 31, 2002. These decreases in the loss relate to the elimination of costs relating to our own production facilities, lower legal and professional fees and lower management expenses.

Results of operations for the twelve months ended September 30, 2002 compared to the twelve months ended September 30, 2001.

Sales revenues for the twelve months ended September 30, 2002 were $405,891 compared to sales of $194,427 for the twelve months ended September 30, 2001, an increase of 108%. This increase reflects the increased recognition of our product, agricultural dusting sulfur, a natural fungicide preferred by both traditional and organic farmers, in the marketplace following our first year of sales in 2001. The year ended September 2002 was the second year of marketing of fungicidal sulfur dusting powder. Purchase orders received for product delivery for the ensuing fiscal year ending September 2003 indicate an increase over our orders received for 2002, due to a renewed order from our largest distributor and familiarity with our brand name within the industry yet due to a variety of factors including poor market conditions in California due to weather and a reduction in the amount of wine grapes grown as well as a rise in the price of raw material sulfur we have chosen not to attempt to contract production and supply fungicide during the 2003 season.

Cost of goods sold was $415,882 the twelve months ended September 30, 2002 versus $139,220 for the twelve months ended September 30, 2001. The increase reflects the outsourcing of production during 2002. It is anticipated that the reduction of fixed costs that this outsourcing will allow will offset the higher costs in the future. The Company is negotiating production outsourcing costs for its product for the upcoming production year.

A loss of $9,991 was incurred for the twelve months ended June 30, 2002 $ as compared to a gross profit of $55,207 for the twelve months ended September 30, 2002. The change reflects the increased cost of sales incurred through outsourcing.

Selling, general and administrative expenses decreased to $288,945 during the twelve months ended September 30, 2002 from $336,974 for the twelve months ended September 30, 2001. Professional fees of $57,894 for the twelve months ended September 30, 2002 were incurred in the process of applying for an investment tax credit.

A reduction in the carrying value of capital assets of $162,517 was recorded for the twelve months ended September 30, 2002 as a result of a consent order entered into with the companys former landlord following his uncontested seizure of our equipment.

Liquidity and Capital Resources

Current assets at March 31, 2003 totalled $25,199 as compared with the current assets of $137,930 at September 30, 2003. There were no accounts receivable at March 31, 2003. No inventory was held at March 31, 2003. Due to the lack of sales for the season we are unlikely to have either accounts receivable or inventory for the year.

For the three months and six months ended March 31, 2003, there were no capital expenditures. Long Term Debt was reduced to $384,234 at March 31, 2003 compared to $419,674 at September 30, 2002 due to a partial repayment of a loan due to a Director of the company. An investment tax credit of $86,920 was receivable at September 30, 2002 while no investment tax credit was receivable at March 31, 2003. An Investment tax credit of $86,920 was received in cash in October 2002, subsequent to the September 30, 2002 year end.

Write downs in value of prepaid expenses of $52,543 and Capital Assets of $143,156 at September 30, 2001 to $610 and $nil at March 31, 2003 respectively occurred as a result of the voluntarily entered into Consent Order and Consent to Repossession and Sale or Retention with our Alberta landlord.

Our financial statements have been prepared on the going concern basis, which presumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. We had a working capital deficiency of $221,503 and a stockholders deficiency of $643,420 as at September 30, 2002 and require additional capital in order to remain a going concern. Our ability to continue operations is dependent on our ability to obtain the necessary capital to achieve profitability and to meet the requirements, from time to time, of lenders, if any, who are willing to provide this financing. We believe that our future operations will generate additional funds and that we will be able to obtain additional capital primarily through the issue of shares and debt from outside investors and management.

To date, we have not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk. We expect that in the future, any excess cash will continue to be invested in high credit quality, interest-bearing securities. We believe cash from operating activities, and our existing cash resources may not be sufficient to meet our working capital requirements for the next 12 months. We will likely require additional funds to support the development and marketing of our product. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be unable to develop or enhance our products, take advantage of future opportunities, respond to competitive pressures, and may have to curtail operations. There are no legal or practical restrictions on the ability to transfer funds between parent and subsidiary companies. We do not have any material commitments for capital expenditures as of March 31, 2003.

Recent Accounting Pronouncements

It is the companys policy to adopt all applicable new accounting pronouncements as they are issued, which may be in advance of the effective date of the pronouncement.

In August 2001 the FASB issued SFAS No 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The rules in SFAS No 144 restate and establish guidelines for evaluating the impairment of the companys capital assets and the write downs to be recorded when there has been impairment. The company adopted the requirements of SFAS No 144 when the pronouncement was issued. There was no substantive change in the companys capital assets, results of operations or cash flows on the adoption of this pronouncement.

ITEM 3. DESCRIPTION OF PROPERTY.

Offices and Production Facilities

Our executive offices located at 1302 Arbutus Street, Vancouver, B.C. have been provided free of charge by Adam Smith, a Director of the Company. We believe that our current facilities are adequate and suitable for our current use, which consists primarily of sales and marketing of our products, as well as reviewing opportunities and negotiations with potential partners and merger candidates.. We are seeking to acquire new production facilities through a merger with a suitable production partner. Our facilities are adequately insured against perils.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the MPACs issued and outstanding common stock owned as of November 30, 2002 by (i) each person who is known to us to be the beneficial owner of more than 5 percent of our common stock; (ii) named directors and executive officers; and (iii) all directors and executive offices of MPAC as a group. Unless otherwise indicated in the footnotes below on the table as subject to community property laws, where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percent of Class (1)
Teresa Lo 183 - 1857 West Fourth Ave Vancouver, B.C. V6J 1M4	600,000	7.23%
Adam J.C. Smith (Director, President and CEO) 1302 Arbutus Street Vancouver, B.C. V6J 3W8	1,526,518(2)	18.41%
Aziz Rajwani 106, 3780 Cambie Street Vancouver, B.C. V5Z 2X5	432,000	5.21%
Valerie Orr 38 Glenmore Drive West Vancouver, B.C. V7S 1A6	515,000(3)	6.21%
Michael M.D. Laidlaw (Director) 55 Falcon Way Isle of Dogs London E14 9VP England	550,000	6.63%
Paul Uppal (Director and Treasurer) 11032 Scarborough Dr. Delta, B.C. V4C 7S5	3,300,000(4)	28.90%(5)
David R. Uppal (Director and Secretary) 8349 Laurel Street Vancouver, B.C. V6P 3V4	3,400,000(4)	29.77%(5)
Directors and Officers as a Group (4 persons)	8,476,518	59.69%(5)

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. These calculations are based on a total issued and outstanding share capital as at December 31, 2002 of 8,291,518 common shares, and for each beneficial owner assumes conversion or exercise of all convertible securities held by the particular beneficial owner.

(2) Includes 877,667 shares held by Panda Management Ltd., a company controlled by Adam J.C. Smith, and 25,000 shares held by Marouska Schluter, a close family member.

(3) Includes 15,000 shares held by Ron Orr, a close family member.

(4) Includes shares issuable upon exercise of the right to convert shares of a subsidiary of MPAC for a total of up to 3,200,000 of our shares, which right may be exercised within the next 60 days and thereafter.

(5) These amounts include beneficial ownership of securities not currently outstanding but which are reserved for immediate issuance on exercise of options. In particular, these amounts include shares issuable upon exercise of options as follows: 3,200,000 shares issuable to Paul Uppal; and 3,200,000 shares issuable to David R. Uppal.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth, as of the date of this registration statement, the name, age and position of the officers and directors of the MPAC and the date of appointment of such officer or director:

Name	Age	Position (1)	Date of Appointment
Adam J.C. Smith	38	Director, President, and CEO	December 15, 1999
Paul Uppal	49	Director and Treasurer	May 1, 2000
David R. Uppal	39	Director and Secretary	May 1, 2000
Michael M.D. Laidlaw	67	Director	May 1, 2000

(1) Pursuant to our bylaws, all directors serve for a term of one year, until they resign or until they are removed by majority vote at a meeting of the stockholders. Officers are elected by MPACs directors and serve for a term of one year, or until such time as their successor is appointed, until they resign or until they are removed by the directors.

None of the MPACs directors and officers hold positions with other reporting companies save for Mr. Laidlaw who is a director of Global Net Entertainment Corp. and Otish Mountain Exploration Inc., both publicly listed companies trading on the TSX Venture Exchange in Canada.

The following is a brief summary of the education and business experience of the following:

Adam J.C. Smith, Chief Executive Officer, President and Director: Mr. Smith has over 14 years experience in a variety of corporate finance positions most recently with Groome Capital Advisors of Montreal, Canada. Mr. Smith has been responsible for the acquisition, fundraising, and corporate duties necessary to create MPAC, has acted as an officer and director of a subsidiary of MPAC Corporation since its inception in 1998, and has acted as a Director and Chief executive officer of MPAC since 2000. Mr. Smith is responsible for several aspects of the operations of MPAC including the initiation of product marketing, application for regulatory approvals for the sale of the product, and the Companys research and development projects. Mr. Smith graduated from the University of British Columbia in 1986 receiving a Bachelor of Arts degree in Philosophy.

Paul Uppal, Director and Treasurer: Mr. Uppal has served as Director of MPAC since May 1, 2000. Mr. Uppal has owned and operated a lumber marketing company for over 16 years and has been the Human Resources Manager of Goldwood Industries since 1986. Mr. Uppal is a real estate developer who joined the Real Estate and Sub-Mortgage Brokers Association of British Columbia in 1994. He previously owned and operated a local pub for 16 years, while serving as director of the Neighbourhood Pub Owners Association. Mr. Uppal had served on the board of directors of the North Fraser Harbour Commission since 1998. Mr. Uppal was recently appointed to a second term as Chairman of the Board of the North Fraser Port Authority in 1999 that manages the operation of a large port and waterway.

David R. Uppal, Director and Secretary: Mr. Uppal has owned and operated a lumber manufacturing firm, Universal Lumber Sales Ltd., for the past 15 years. Universal Lumber has 3 manufacturing facilities in the Canada, employing over 100 people. The manufactured products are sold in the U.S., predominantly in California. Sales in 1999 were in excess of $15,000,000. Mr. Uppal also overseas 60 employees generating $2.5 million in sales at Metrotown Restaurants Ltd., the operator of two restaurants. Mr. Uppal graduated from Simon Fraser University in 1984 with a Bachelor of Arts degree.

Michael M.D. Laidlaw, Director: Mr. Michael M. D. Laidlaw was appointed to the Board of the Company on May 1, 2000. He is an international financial consultant and advisor. Over the last ten years Mr. Laidlaw has assisted in achieving funding for companies trading on NASDAQ, TSX Venture (formerly the Canadian Venture Exchange) and TSX (formerly the Toronto Stock Exchange) exchanges. In 1955, he joined the London brokerage house of Angel H. Hart & Company in London, England, and in 1961 he moved to Vivian Gray & Company, also in London, England. In 1963, he became a member of the London Stock Exchange. In 1964 he was appointed a partner of Vivian Gray & Company and became the managing partner in 1980. Funds under his management during the early 1980.s amounted to over 2.5 Billion Pounds Sterling. In 1985, Mr. Laidlaw acquired Giles & Overy, a London brokerage house, and increased revenues by tenfold over a three-year period. In 1988, he became an independent financial advisor and consultant to many European and North American companies. Since September of 1999 Mr. Laidlaw has been a Director and President of Global Net Entertainment a publicly listed company trading on the TSX Venture Exchange in Canada. Mr. Laidlaw is also Director and President of Otish Mountain Exploration Inc., a publicly listed company trading on the TSX Venture Exchange in Canada.

Significant Employees

MPAC does not have any significant employees or written employment contracts with any employee or officer.

Family Relationships

There are no family relationships among the our directors or officers, except as between Paul Uppal and David R. Uppal who are related as second cousins.

ITEM 6. EXECUTIVE COMPENSATION

The following table provides a summary of the compensation paid to the Chief Executive Officer for the years ended September 30, 2000, September 30, 2001, and September 30, 2002. No executive officer received a total annual salary, bonus and other compensation in excess of $100,000 in those periods. MPACs Chief Executive Officer has received no compensation other than consulting fees. No executive officer that would have otherwise been included in this table on the basis of salary and bonus earned for the 2002 fiscal year has been excluded by reason of his or her termination of employment or change in executive status during the fiscal year.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year*	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Adam J.C. Smith, President and CEO	2002	0	0	0	nil	nil	nil	nil
	2001	0	0	0	nil	nil	nil	nil
	2000	0	0	0	nil	nil	nil	nil

* the information in the above table is presented as at September 30 for each of the relevant years.

On October 1, 2001, the Board of Directors adopted MPACs 2001 Stock Option Plan, which provides for the granting to officers and key employees options to acquire stock in MPAC. Adoption and approval of the plan by the stockholders is pending. Subject to approval by the MPAC stockholders, the Board reserved for issuance upon the exercise of stock options granted pursuant to the plan 800,000 shares of common stock. Adam J.C. Smith and Michael M.D. Laidlaw were appointed to act as the members of the Stock Option Committee of the Board of Directors for the purpose of administering the plan. Commencing on the date of adoption by the Board of the plan, and until otherwise provided by resolution of the Board of Directors, and subject to the approval by the stockholders of MPAC of the plan, such Stock Option Committee shall have all the powers and exercise all the duties conferred upon it by the plan.

As of the date of this registration statement, we have not paid any bonuses or granted any stock awards, options or stock appreciation rights to any officer, director or employee. No options have been exercised. We have no arrangements for the compensation of directors and officers for their services as directors and officers.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Directors of MPAC are not currently compensated by us for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. We do not pay additional amounts for committee participation or special assignments of the Board of Directors.

Adam J.C. Smith, President, Paul Uppal, Treasurer, and David R. Uppal, Secretary of MPAC, are currently the only full time executives of MPAC and are not in receipt of any salary at this time but are entitled to reimbursement for their travel expenses, and other expenses related to their duties as officers. Michael M.D. Laidlaw, a Director of MPAC, received consulting fees in the amount of $25,000 during fiscal 2001 for duties performed. In fiscal 2001, Mr. Laidlaw provided consulting services in connection with assessing capital markets, obtaining a quotation on the Pink Sheets trading service, and assisting with corporate finance initiatives.

Mr. Paul Uppal and Mr. David Uppal are the President and Secretary respectively of Micron Milling & Packaging Company Ltd., a subsidiary of MPAC, and have not received compensation to date for the services in those capacities, but are entitled to reimbursement for their travel expenses, and other expenses related to their duties as officers of the subsidiary.

During the fiscal 2001, MPAC borrowed $103,270 from Mr. Paul Uppal and an additional $103,270 from Mr. David Uppal by way of promissory notes. Both notes are due within 13 months of the date demand for repayment is made and otherwise have no specific terms of repayment. Interest accrues on the notes at the Royal Bank of Canada prime lending rate plus 1%. These notes are currently outstanding, and no demand for repayment has been received by us. The loans from David Uppal and Paul Uppal provided funds for the acquisition of capital equipment, the refurbishing and operation of the plant as well as for general and administrative purposes.

In connection with acquisition of Micron Milling and Packaging Ltd. during fiscal 2001, we issued 3,200,000 shares of the common stock of a subsidiary to Paul Uppal and 3,200,000 shares of the common stock of a subsidiary to David R. Uppal, who previously held 76.5% of the issued and outstanding shares in the capital of Micron. The shares issued to the Uppals carry the right of conversion into shares of MPAC on a one to one basis.

Subsequent to our September 30, 2002 year end, we issued 114,851 shares of common stock to Adam Smith, a director and President of MPAC, in exchange for services rendered in connection with our operations, which we valued at $58,743.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation as amended and filed July 18, 1998 authorized the issuance of up to 100,000,000 shares of common stock with a par value of $0.001 per share. As at November 30, 2002, we had a total of 8,291,518 shares issued and outstanding held by 76 stockholders of record.

All of the outstanding shares of common stock are fully paid and non-assessable. Each share of common stock has the same rights, privileges and preferences. Holders of the shares of common stock have no pre-emptive rights to acquire additional shares or other subscription rights. They have no conversion rights and are not subject to redemption provisions or future calls by us.

The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of common stock are not entitled to cumulate their votes.

In the event of our liquidation, dissolution, or winding-up, either voluntarily or involuntarily, the holders of the outstanding shares of our common stock are entitled to receive a pro rata share of our net assets as may be distributed after payment of all liabilities which may then be outstanding, subject to the preferences that may be applicable on any outstanding preferred stock if any.

Preferred Stock

MPAC may issue preferred stock from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The Board of Directors will determine the designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions on the preferred stock.

Charter and Bylaw Provisions Concerning Changes in Control

Our charter documents allow our Board of Directors to issue preferred stock, which may have rights and preferences that are superior to those of our common stock, thereby deterring a potential acquiror. Our Board of Directors is authorized, subject to any limitations prescribed by Nevada law, to provide for the issuance of preferred stock in one or more series to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and relative participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase or decrease the number of shares of any such series without further vote or action by the stockholders. The Board of Directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. Although we have no current plans to issue preferred stock, the future issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a controlling interest in MPAC.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of MPAC is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, UT 84117, telephone, (801) 272-9294.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE MPACS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Companys Common Stock is traded in the over-the-counter market in the Pink Sheets under the Symbol "MPCC". The over-the-counter market in the Pink Sheets has a limited and sporadic trading market and does not constitute an established trading market. There has been a single trade in the stock on October 10, 2002 at the price of $0.05. Quotation of bid, ask and trade prices on the Pink Sheets does not reflect retail markup, markdown or commissions and accordingly may not represent actual transactions.

The following table sets forth the range of high and low bid prices of the Companys Common Stock for the quarters indicated through the first calendar quarter of 2003.

Calendar Period	High Bid	Low Bid
Second quarter 2002	$0.05	$0.05
Third quarter 2002	$0.05	$0.05
Fourth quarter 2002	$0.05	$0.05
First quarter 2003	$0.05	$0.05

As at March 31, 2003, there were 8,291,518 shares of our common stock issued and outstanding and approximately 76 stockholders of record.

As at March 31, 2003, there were 6,400,000 shares of our common stock reserved for issuance pursuant to the right to convert shares of 805332 B.C. Ltd. for shares of MPAC, granted to two or our directors in connection with the acquisition of Micron. We have also reserved 250,000 shares of our common stock for issuance as a finders fee in connection with the acquisition of Micron, which is payable to third party finder.

Accordingly, on a fully diluted basis, our share capital would consist of 14,941,218 shares of common stock.

There are no contractual restrictions on the resale of any our outstanding common stock. As at March 31, 2003, there are shares of our common stock that are restricted from resale under Rule 144 promulgated under the U.S. Securities Act of 1933, as follows:

Number of Restricted Shares	Description
200,000	Shares that may be sold beginning on May 23, 2003 in accordance with Rule 144.
70,000	Shares that may be sold beginning May 7, 2002 in accordance with Rule 144.
530,000	Shares that may currently be sold in accordance with Rule 144(k).
70,000	Shares that may currently be sold in accordance with Rule 144, and that may be sold in accordance with Rule 144(k) on or after October 1, 2003.
6,400,000	Shares issuable to affiliates upon conversion, that pursuant to Rule 144(d)(3)(ii) may, when issued, be sold in accordance with the affiliate provisions of Rule 144.
250,000	Shares reserved for issuance that pursuant to Rule 144(d)(3)(ii) may be sold in accordance with Rule 144(k) when issued.
2,191,369	Shares held by affiliates that may be sold in accordance the affiliate rules set out in Rule 144.

Total restricted (issued and reserved): 9,711,369 shares

Total restricted held by Affiliates (issued and reserved): 8,591,369 shares

Total restricted held by non-Affiliates (issued and reserved): 1,120,000 shares

Total non-restricted: 5,230,149

In general, Rule 144 under the Securities Act provides that securities may be sold if there is current public information available regarding the issuer and the securities have been held at least one year. Rule 144 also includes restrictions on the amount of securities sold, the manner of sale and requires notice to be filed with the SEC. Under Rule 144 a minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale under the Rule. If a one-year period has elapsed since the date the securities were acquired, the amount of restricted securities that may be sold for the account of any person within any three-month period, including a person who is an affiliate of the issuer, may not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC. If a two-year period has elapsed since the date the securities were acquired from the issuer or from an affiliate of the issuer, a seller who is not an affiliate of the issuer at any time during the three months preceding a sale is entitled to sell the shares without regard to volume limitations, manner of sale provisions or notice requirements. Affiliates of the issuer are subject to an ongoing volume restriction pursuant to Rule 144 on resales of shares held by them.

Dividends Policy

We have not paid dividends on our common stock since our inception. Dividends on common stock are within the discretion of the Board of Directors and are payable from profits or capital legally available for that purpose. It is our current policy to retain any future earnings to finance the operations and growth of our business. Accordingly, we do not anticipate paying any dividends on common stock in the foreseeable future, other than as noted below.

ITEM 2. LEGAL PROCEEDINGS

To the best of our knowledge there are currently no legal actions pending, threatened, or contemplated against us or to be undertaken by us.

We are subject of an order issued in 2001 by Alberta Environment and the Town of Crossfield to cease operations pending remedial work of environmental contamination as a result of actions of a prior tenant. The remedial work has been completed and documentation and inspections necessary for removal of the order have not been completed.

A civil action was commenced in the Supreme Court of British Columbia on February 10, 2003 by D. Bruce Horton, Peter Krag-Hansen, Darcy Higgs and BMD Financial Inc. claiming a total of $175,000 in Canadian currency as repayment of a working capital loan to MPAC Corp. and 805332 Alberta Ltd. Our director, Adam Smith is also named in the action. We are seeking to negotiate a settlement of the claim.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have not been any changes in or disagreements with our certifying accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In the previous three years, we issued the following securities without registration under the Securities Act of 1933 (the "Act").

On May 1, 2000, we completed the sale of 200,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $100,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:

SHAREHOLDER	NUMBER OF SHARES
Paul Uppal	100,000
David R. Uppal	100,000
TOTAL:	200,000

On January 16, 2002, we completed the sale of 530,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $265,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that in the case of non-U.S. residents this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:

SHAREHOLDER	NUMBER OF SHARES
Ken Brewster	50,000
Joshua Alter	14,000
Daniel Alter	3,000
Perry G. Kuchar	4,000
Evan Smith	10,000
Jennifer Chung	10,000
Carolyn Brewster	30,000
Tony Brewster	30,000
York Trust GMBH	100,000
David Pallet	20,000
Zale Martell	50,000
Rachael Alter	40,000
Raegan Stuart	10,000
Jacob Alter	104,000
David Bell	7,000
Mathew Ploszanski	15,000
Paul Jacoy	3,000
Tej Purba	15,000
Fred R. Sale	15,000
TOTAL	530,000

On May 23, 2002, we completed the sale of 200,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $100,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:

SHAREHOLDER	NUMBER OF SHARES
Carolyn Broady	100,000
A.C. Brewster	100,000
TOTAL:	200,000

During the period October 1, 2000 through September 30, 2001 we issued 70,000 shares to Jacob Alter as partial compensation for services provided during fiscal 2001, specifically, assisting us in assessing capital markets, and preparing for the listing of our shares on a recognized exchange or trading facility. These securities were issued without registration pursuant to Rule 506 of Regulation D. The shares are restricted pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933.

Also, on May 5, 2001 we signed an agreement whereby our then wholly owned subsidiary, 805332 Alberta Ltd. issued 6,400,000 shares convertible on a one to one basis into shares of MPAC, in exchange for the acquisition of a 76.5% interest in Micron Milling and Packaging Company Ltd. Our agreement to the conversion may constitute an offer and sale of securities, and is exempt from registration under the Act pursuant to Regulation S promulgated thereunder due to the foreign nationality of the purchasers.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and Bylaws limit the liability of our directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of MPAC will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to MPAC or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

PART F/S INDEX TO FINANCIAL STATEMENTS

Audited financial statements of MPAC Corporation for the fiscal year ended September 30, 2002

Auditors Report

Consolidated Balance Sheet

Consolidated Statement of Loss

Consolidated Statement of Cash Flows

Consolidated Statement of Stockholders Deficiency

Notes to the Consolidated Financial Statements

Financial statements of MPAC Corporation for the six months ended March 31, 2003

Interim Consolidated Balance Sheets

Interim Consolidated Statement of Loss and Deficit

Interim Consolidated Statement of Cash Flows

Interim Consolidated Statements of Shareholders Equity (Capital Deficiency)

Notes to the Interim Consolidated Financial Statements

MPAC CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 and 2001

(Stated in US Dollars)

INDEPENDENT AUDITORS REPORT

To the Stockholders of

MPAC Corporation

We have audited the accompanying consolidated balance sheets of MPAC Corporation and subsidiaries as of September 30, 2002 and 2001 and the related consolidated statements of loss, stockholders deficiency and cash flows for each of the years in the three year period ended September 30, 2002. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MPAC Corporation and subsidiaries as of September 30, 2002 and 2001 and the results of their operations and of their cash flows for each of the years in the three year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Managements plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver Canada	/s/ Amisano Hanson
March 26, 2003	Chartered Accountants

MPAC CORPORATION

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001

(Stated in US Dollars)

ASSETS	2002	2001
Current
Cash and cash equivalents	$ 43,769	$ 47,971
Accounts receivable	6,676	29,771
Investment tax credits receivable, Note 9	86,920	85,410
Inventory	-	15,071
Prepaid expenses and deposits, Note 2	565	52,829

	137,930	231,052
Capital assets, Note 3	4	160,353

	$ 137,934	$ 391,405

LIABILITIES
Current
Accounts payable and accrued liabilities, Note 4	$ 225,018	$ 161,014
Deferred government grant	-	6,335
Current portion of capital lease obligation, Note 5	6,328	5,859
Current portion of long-term debt, Note 6	2,988	2,766
Demand loans, Note 7	125,099	90,230

	359,433	266,204
Capital lease obligations , Note 5	2,247	8,731
Long-term debt , Note 6	419,674	423,342

	781,354	689,277

STOCKHOLDERS DEFICIENCY
Stockholders Equity
Common stock, unlimited number of authorized shares with no par value:
8,291,518 (2001: 7,906,667) shares issued and outstanding	8,291	7,906
Additional paid-in capital	605,854	413,108
Shares allotted	4,370	97,501
Accumulated deficit	(1,261,935)	(825,387)

Total stockholders deficiency	(643,420)	(306,872)

	$ 137,934	$ 391,405

Going Concern , Note 1

Contingencies and Commitments, Notes 5, 6, 8 and 14

Subsequent Event, Notes 6 and 9
APPROVED BY THE BOARD:

/s/ Adam Smith , Director	/s/ Michael M.D. Laidlaw , Director

MPAC CORPORATION

CONSOLIDATED STATEMENTS OF LOSS

for the years ended September 30, 2002, 2001 and 2000

(Stated in US Dollars)

	2002	2001	2000

Sales of product	$ 405,891	$ 194,427	$ -

Cost of goods sold	415,882	139,220	-

Gross profit (loss)	(9,991)	55,207	-

Other Income
Interest income	1,921	661	441
Other income	22,984	-	27,557
Foreign exchange gain (loss)	393	(557)	4,437

	25,298	104	32,435

Expenses
Accounting	21,812	21,620	4,926
Amortization	22,961	34,938	12,583
Automobile	805	2,474	3,861
Consulting fees , Note 12	1,540	95,587	124,947
Courier	357	726	2,258
Equipment rental	(6,172)	1,648	8,038
General and administrative	2,010	5,212	4,600
Insurance	2,128	5,726	5,026
Interest and bank charges , Note 12	2,182	2,049	2,144
Interest on long-term debt	31,706	12,610	11,751
Legal	56,011	45,825	48,788
Management fees , Note 12	14,705	18,079	6,736
Meals and entertainment	163	1,302	-
Professional fees	57,894	1,795	4,623
Reduction in carrying value of capital assets , Note 3	162,517	-	-
Rent and property taxes	54,804	21,375	51,728
Repairs and maintenance	-	5,446	256
Supplies and tools	12,216	3,544	3,378
Telephone and utilities	7,204	14,656	7,868
Transfer agent	967	2,590	-
Travel	2,554	19,257	1,291
Wages	3,491	19,958	-

	451,855	336,417	304,802

Net loss for the year	$(436,548)	$(281,106)	$(272,367)

Basic and diluted loss per share	$(0.05)	$ (0.04)	$ (0.04)

Weighed average number of shares outstanding	8,099,092	7,729,188	7,351,667

MPAC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended September 30, 2002, 2001 and 2000

(Stated in US Dollars)

	2002	2001	2000
Operating Activities
Net loss for the year	$(436,548)	$(281,106)	$(272,367)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	22,961	34,938	12,583
Reduction in carrying value of capital assets	162,517	-	-
Investment in tax credits	(1,510)	(71,569)	-
Consulting, interest and other non-cash items	6,577	40,024	11,751
Changes in non-cash working capital balances consist of:
Decrease (increase) in accounts receivable	23,095	(508)	(7,902)
Decrease (increase) in inventory	15,071	4,617	(19,688)
Decrease (increase) in prepaid expenses and deposits	52,264	(43,241)	(9,588)
Increase (decrease) in accounts payable and accrued liabilities	57,669	(5,986)	109,657

Net cash used in operating activities	(97,904)	(322,831)	(175,554)

Investing Activity
Purchase of equipment	(25,130)	(48,427)	(78,053)

Net cash used in investing activity	(25,130)	(48,427)	(78,053)

Financing Activities
Increase in long-term debt	-	177,499	122,790
Repayment of long-term debt	(16,037)	-	-
Issue of common shares for cash	100,000	190,000	175,000
Increase in demand loans	34,869	7,882	-
Decrease in cash overdraft	-	-	(335)

Net cash provided by financing activities	118,832	375,381	297,455

Contd.

MPAC CORPORATION Continued

CONSOLIDATED STATEMENTS OF CASH FLOWS

September 30, 2002

(Stated in US Dollars)

	2002	2001	2000

Increase (decrease) in cash and cash equivalents	(4,202)	4,123	43,848

Cash and cash equivalents, beginning of year	47,971	43,848	-

Cash and cash equivalents, end of year	$ 43,769	$ 47,971	$ 43,848

Non-cash Transactions:
Shares allotted for interest payment	$ -	$(9,008)	$(11,751)
Shares allotted for long-term debt payment	$ -	$(49,735)	$ 11,751
Shares allotted for payment of consulting fee	$ -	$(34,388)	$ -
Capital assets	$ -	$ (4,370)	$ -
Shares allotted for future issues , Note 8	$ -	$ 97,501	$ -

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 1,613	$ 1,464	$ -

Income taxes	$ -	$ -	$ -

MPAC CORPORATION

CONSOLIDATED STATEMENT OF

STOCKHOLDERS DEFICIENCY

for the years ended September 30, 2000 to September 30, 2002

(Stated in US Dollars)

			Additional
	Common Stock		Paid-in	Shares	Accumulated
	Shares	Amount	Capital	Allotted	Deficit	Total
Balance, September 30, 1999	7,176,667	$ 7,176	$ 48,838	$ -	$(271,914)	$(215,900)
Issued for cash , at $0.50	350,000	350	174,650	-	-	175,000
Net loss for the year ended September 30, 2000	-	-	-	-	(272,367)	(272,367)

Balance, September 30, 2000	7,526,667	7,526	223,488	-	(544,281)	(313,267)
Issued for cash , at $0.50	380,000	380	189,620	-	-	190,000
Pursuant to an acquisition agreement	-	-	-	4,370	-	4,370
Pursuant to a consulting agreement	-	-	-	34,388	-	34,388
Pursuant to a debt settlement agreement	-	-	-	58,743	-	58,743
Net loss for the year ended September 30, 2001	-	-	-	-	(281,106)	(281,106)

Balance, September 30, 2001	7,906,667	7,906	413,108	97,501	(825,387)	(306,872)
Issued for cash, at $0.50	200,000	200	99,800	-	-	100,000
Pursuant to a consulting agreement	70,000	70	34,318	(34,388)	-	-
Pursuant to a debt settlement agreement	114,851	115	58,628	(58,743)	-	-
Net loss for the year ended September 30, 2002	-	-	-	-	(436,548)	(436,548)

Balance, September 30, 2002	8,291,518	$ 8,291	$605,854	$ 4,370	$(1,261,935)	$(643,420)

MPAC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Stated in US Dollars)

Note 1 Summary of Significant Accounting Policies

Going Concern

These consolidated financial statements have been prepared on the going concern basis, which presumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The Company has a working capital deficiency of $221,503 and a stockholders deficiency of $643,420 at September 30, 2002 and requires additional capital in order to remain a going concern. The continuation of the Company is dependent on its ability to obtain the necessary capital to achieve profitability and to meet the requirements, from time to time, of lenders, if any, who are willing to provide this financing. The Company believes that its operations will generate additional funds and that it will be able to obtain additional capital primarily through the issue of shares and debt from outside investors and management.

These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the Company was unable to continue its operations.

Operations and Basis of Consolidation

The Company was incorporated on June 18,1998 in Nevada, U.S.A. and commenced operations in October 1998. The Companys wholly-owned subsidiary company, 805332 Alberta Ltd. ("805332"), was incorporated on October 29, 1998 in Alberta, Canada and its 99.99% owned subsidiary company, Micron Milling & Packaging Company Ltd. ("Micron"), was incorporated on August 20, 1998 in Alberta, Canada. These consolidated financial statements include the accounts of the Company, 805332 and Micron.

In October 1998 the Company raised funds through the issue of shares and shareholder loans, which enabled 805332 to acquire a manufacturing facility located in Crossfield, Alberta, Canada in January 1999. The facility was used to process and package an agricultural product, using by-product sulphur as the primary feedstock, on a seasonal basis, largely between February and September each year. The Company intended to manufacture a sulphur-based fungicide product in the plant and market it in the United States of America. Due to financial difficulties caused by the lack of funds to meet ongoing lease obligations, 805332 was placed into receivership by two creditors on May 2, 2000. In consultation with the creditors, it was agreed that the assets of 805332 would be bought from the Receiver by Micron, a company then independent of MPAC and 805332. It was further agreed that the required funding for the refurbishing of the plant and operations would be provided for by funds from the two creditors, by investments from the principals of Micron (Messrs Uppal and Uppal) and by an investment from MPAC. Micron had not previously been a creditor of MPAC or 805332. It was also agreed on May 5, 2000 that MPAC would acquire the 76.5% shares of Micron owned by the two Uppals. The two Uppals would be appointed directors of MPAC upon completion of the acquisition.

Note 1 Summary of Significant Accounting Policies (contd)

Operations and Basis of Consolidation (contd)

Micron was inactive from the date of its incorporation to the date it acquired the plant from the Receiver.

Following the sale of the assets of 805332, both MPAC and 805332 had no significant assets. 805332 came out of receivership on June 1, 2000 and at this point was 100% owned by MPAC Corp.

The Company acquired Micron by exchanging the 76.5% of the common shares of Micron owned equally by the two Uppals for 6,400,000 common shares of 805332. Under the terms of the share exchange, these shares are convertible into 6,400,000 common shares of MPAC and have been recorded at a nominal value. The exchange of the Micron shares for shares of 805332 rather than an immediate exchange into MPAC shares is due to the more favourable tax treatment for the holders of the Micron shares, i.e., by exchanging their interest in Micron for shares in another Canadian corporation rather than a United States corporation, any tax consequences can be deferred until the ultimate conversion of their 805332 shares into MPAC common shares. The holders of the 805332 shares have consented to exercise the right of conversion at the time the Company requests it, subject to an acceptable tax consequence on the conversion. 805332 has no other assets or operations and MPAC retains a minority interest in the Company. Upon conversion MPAC will own a 100% interest in 805332.

The ultimate beneficial ownership of the sulphur fungicide manufacturing plant has, with the exception of three days in 2000, during which the plant was not operating, remained with the MPAC shareholders. These consolidated financial statements have accordingly been prepared as though the operations of the Company, 805332 and Micron had been combined since their dates of incorporation.

The Company conducted its operations from the manufacturing facility located in leased premises in Crossfield, Alberta until the conclusion of the 2001 production season when it received orders to cease operations for environmental reasons (Note 14). The Company completed the remedial work required under the orders but the lifting of the orders was not done in time for the commencement of production in March 2002. The Company therefore contracted all of its production during 2002 to another manufacturer. The Company did not maintain its obligations under the lease throughout 2002 and the landlord therefore seized the Companys capital assets in November 2002. The Company has offered not to contest the seizure of the assets in exchange for the termination of its obligations under the lease. The Company has therefore reduced the carrying value of the manufacturing facility and related assets (Note 3) to a nominal value and intends to contract its future production to another manufacturer.

Note 1 Summary of Significant Accounting Policies (contd)

Revenue Recognition

The Companys only product is a sulphur-based fungicide used in agriculture. Revenue from the sale of this product is recognized at invoiced amount when realizable and earned. Revenue is generally realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured. Sales discounts are netted against the related sales.

Cash Equivalents

Cash equivalents are defined as highly liquid securities with maturities of three months or less.

Inventory

Finished goods inventory is recorded at the lower of cost and net realizable value. Raw materials inventory is recorded at the lower of cost and replacement cost. Cost is determined using the average cost method.

Capital Assets

Capital assets are recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Automobile 30%

Equipment 20%

Computer equipment 30%

Equipment under capital lease Straight-line basis over lease term

Repairs and maintenance expenditures on capital assets are expensed when incurred unless they extend the productive life of the asset, In that case, they are capitalized and amortized over the estimated useful life of the asset in accordance with the methods and rates noted above.

The Company reports the impairment of long-lived assets and certain identifiable intangibles in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever assets or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, an impairment loss is recognized in the period it is determined.

Note 1 Summary of Significant Accounting Policies (contd)

Capital Assets (contd)

Management periodically reviews the recoverability of long-lived assets based upon anticipated future cash flows generated from such assets. The assets are subsequently adjusted to reflect a valuation of the lower of cost or the net recoverable amounts calculated on an undiscounted cash flow basis.

As explained above, the Company has reduced the carrying value of the capital assets by $162,517 at September 30, 2002, to a nominal amount, as the assets have been seized by the landlord.

Research and Development

Research and development costs are charged to expense as incurred.

Government Assistance

Research and Development Grants

Government grants for research and development which are non-refundable are accounted for using the cost reduction method whereby, when the Company has reasonable assurance that the grants will be received, the grants are deducted from the related research and development expenditures. When the Company does not have reasonable assurance that the grants will be received, they are not recorded until they are actually received. They are deducted from the related expenditures when received, or, if they are received in a subsequent period when no such research and development expenditures have been incurred, they are recorded as other Income.

Government grants received before the related expenditures are incurred or which are repayable unless specific conditions are completed are deferred until the Company has fulfilled all of its obligations related to the work and reporting requirements of the grants.

Investment Tax Credits

Investment tax credits are available to the Company on defined expenditures related to the construction and operation of the plant. Investment tax credits are accounted for using the cost reduction method whereby, when the Company has reasonable assurance that the tax credits will be realized, the credits are deducted from the cost of the related assets or the related expenses.

Note 1 Summary of Significant Accounting Policies (contd)

Foreign Currency Translation

The Company translates its foreign currency financial statements (Canadian subsidiaries) from the function currency, Canadian dollars, into the reporting currency, US dollars, using the current rate of exchange method pursuant to the Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation".

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars, at the rate of exchange prevailing at the balance sheet date. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Translation adjustments resulting from this process, if any, are reported separately and are accumulated as other comprehensive income, a component of shareholders equity.

Foreign currency transactions are transactions denominated in a currency other than the entities functional currency. Foreign currency transactions gains or losses are included in net loss for the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on managements best knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from the estimates. Management believes such estimates to be reasonable.

Basic and Diluted Loss Per Share

The Company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the year. Diluted earnings per share includes the potentially dilutive effect of outstanding common stock options and warrants which are convertible to common shares. (Diluted loss per share has not been provided for 2002, 2001 and 2000 as it would be anti-dilutive).

Note 1 Summary of Significant Accounting Policies (contd)

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"("FAS 109") which requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Accounting Pronouncements

The Company adopts new pronouncements relating to generally accepted accounting principles applicable to the Company as they are issued, which may be in advance of their effective date.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of:
    completion of a feasibility study; or

ii) the Companys commitment to a plan of action based on the then known facts.

Financial Instruments

The carrying value of the Companys financial instruments, consisting of cash and equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Amounts outstanding under long-term debt agreements are considered to be carried on the financial statements at their estimated fair values because they accrue interest at rates which generally fluctuate with interest rate trends. Unless otherwise noted, it is managements opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Prepaid Expenses and Deposits

	2002	2001
Prepaid rent and utilities	$ -	$ 9,588
Prepaid insurance and other	565	877
Prepaid legal fees	-	3,284
Refundable deposit on machinery purchase	-	39,080

	$ 565	$ 52,829

Note 3 Capital Assets

	2002
			Reduction
		Accumulated	in Carrying	Net Book
	Cost	Amortization	Value	Value
Automobile	$13,194	$4,422	$8,771	$1
Equipment	197,940	54,498	143,441	1
Computer equipment	1,555	1,050	504	1
Equipment under capital lease	18,344	9,542	9,801	1

	$231,033	$68,512	$162,517	$4

		2001
		Accumulated	Net Book
	Cost	Amortization	Value
Automobile	$13,151	$ 1,972	$11,179
Equipment	172,768	38,593	134,175
Computer equipment	1,642	909	733
Equipment under capital lease	18,342	4,076	14,266

	$205,903	$45,550	$160,353

The Company has reduced the carrying value of the capital assets by $162,517 at September 30, 2002, to a nominal amount, as the assets have been seized by the landlord (Note 1).

Note 4 Accounts Payable and Accrued Liabilities

	2002	2001
Trade accounts payable	$ 95,399	$ 96,921
Professional fees payable	129,619	64,093

	$ 255,018	$ 161,014

Note 5 Capital Lease Obligation

Future minimum lease payments under a capital lease obligation are

2003	$ 6,875
2004	2,292

9,167
Less: amount representing interest	(592)

8,575
Less: current portion	(6,328)

$ 2,247

Note 6 Long-term Debt

	2002	2001
Bank loan payable with interest at 9.55% per annum, repayable in blended monthly payments of $275 per month, secured by an automobile	$ 3,780	$ 6,615

Loans, payable to shareholders without interest and with no specific repayment terms (effective November, 2002 the loans are payable within 13 months of demand and bear interest at prime plus 1% per annum). These loans represent cash advances used for the purpose of construction of the plant and for working capital. Loans in the amount of $195,499 are secured by a general security agreement over the assets of Micron.	418,882	419,493

	422,662	426,108
Less: current portion	(2,988)	(2,766)

	$ 419,674	$ 433,342

Note 6 Long-term Debt - (contd)

Principal repayment of long-term debt during the 2003 fiscal year is expected to be $2,988 and $792 during the 2004 fiscal year.

Note 7 Demand Loans

The demand loans bear interest at 10% per annum, are unsecured and are payable on demand.

Note 8 Capital Stock

Commitments

On May 5, 2000 the Company allotted, as part of a series of transactions related to the acquisition of Micron (Note 1), 6,400,000 common shares to be issued on the conversion of 6,400,000 shares of 805332 into common shares of the Company. The common shares may be issued at the request of the owners of the 805332 shares or at the request of the Company and have not been issued to date due to possible Canadian tax consequences to the owners of 805332 shares. The allotment of these common shares has been recorded as a nominal value.

On May 5, 2000, the Company allotted 250,000 common shares to be issued as a finders fee related to the acquisition of Micron (Note 1). These common shares will be issued when the 805332 shareholders exercise their conversion rights and have been valued on the same basis as the 805332 conversion right, at nominal value.

On October 4, 2000, 70,000 common shares were allotted for the future Issue to a financing consultant in conjunction with services rendered. These common shares are valued on the basis of the fair value of the consulting work and cash consideration received by the Company for common shares at the time agreement for the services was reached and were issued when the services were completed.

The debt amounting to $58,743, which was payable to a company owned by a shareholder, has been repaid by the issue of 114,851 common shares. The valuation was based on the accrued principal and interest owing and the cash consideration received by the Company for common shares at the time agreement for the share repayment was reached.

Note 9 Research and Development Costs

The Companys research and development costs are primarily composed of external engineering consulting fees and are classified as consulting fees in these financial statements. The amount of research and development consulting fees incurred were $Nil, $53,325 and $27,356 for the years ended September 30, 2002, 2001 and 2000 respectively. During the year ended September 30, 2002 the Company received government grants of

Note 9 Research and Development Costs - (contd)

Nil (2001:  $25,259; 2000:  $Nil) relating to these expenditures, which were recorded as a reduction of consulting fees.

During the year ended September 30, 2002 the Company recorded investment tax credits receivable from the Government of Canada amounting to $86,920 (2001:  $85,410; 2000:  $41,423). $Nil (2001:  $13,841; 2000:  $10,136) which were deducted from the cost of the related capital asset purchases and $44,428 (2001:  $71,569; 2000:  $31,287) were deducted from the cost of the related expenses. Subsequent to September 30, 2002, the investment tax credit of $86,920 was received by the Company.

Note 10 Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Companys deferred tax assets:

Deferred Tax Assets
Net operating loss carryforward	$ 652,000

Gross deferred tax assets	$ 187,480
Valuation allowance for deferred tax asset	(187,480)

$ -

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. Management of the Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 11 Income Taxes

The Company has incurred losses for Canadian income tax purposes of approximately $377,000 which can be carried forward to reduce taxable income in future years to 2007. The Company has incurred losses for US income tax purposes of approximately $275,000 which can be carried forward to reduce taxable income in future years to 2023. The potential income tax benefits of these losses have not been recognized in these consolidated financial statements.

The Company also has available unclaimed investment tax credits of approximately $3,539 which have a three year carry-back and a ten year carry-forward from the year that they were incurred, to reduce income taxes in Canada and unclaimed research and development expenses of approximately $373,346 which may be carried forward indefinitely and used to reduce future income taxes in Canada.

Investment tax credits that the Company is eligible to receive in any year are recorded for tax and accounting purposes when receipt is more certain than not, either as a reduction of capital assets additions or of expenses.

The statutory tax rates applicable to the Companys manufacturing and sale of operations in Canada are:

Taxable income up to $127,000 18%

Taxable income greater than $127,000 29%

The statutory tax rates applicable to the Companys manufacturing and sale of operations in the US are:

Taxable income up to $50,000 15%

Taxable income greater than $50,000 up to $75,000 25%

Taxable income greater than $75,000 up to $100,000 34%

Taxable income greater than $100,000 up to $335,000 39%

Note 12 Related Party Transactions - Note 6

During the years ended September 30, 2002, 2001 and 2000, the Company incurred the following expenses charged by companies with common directors and with directors of the Company:

	2002	2001	2000
Interest on long-term debt related to principal shareholder loans	$ -	$ 4,718	$ 4,279

Management fees paid to a company with a common director	14,705	18,079	6,736

Consulting fees paid to a director	1,540	17,500	7,500

	$ 16,245	$ 40,296	$ 18,515

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in long-term debt at September 30, 2002, is a $223,383 (2001:  $221,139) loan payable to a significant shareholder and director, without interest, unsecured and with no specific terms for repayment.

Note 13 Segmented Information

The Company produces its sulphur-based fungicide at plants located in Canada and the United States of America and the sales of this product are primarily in the United States of America. The Company had one dominant customer, who contributed more than 10% of the consolidated sales in 2002 and 2001 (2002:  $397,864; 2001:  $176,789). The accounting policies of the operating segment are the same as those described in Note 1. The Company evaluates the performance of its operating segments based primarily on operating profit.

Note 14 Contingencies and Commitments

The Company entered into a premises lease agreement with Finnie Holdings Ltd. ("Finnie") on March 1, 2000, pursuant to which the Company will be required to pay $31,676 to Finnie if it does not comply with all the covenants, conditions and obligations of the lease. Finnie will waive payment of the $31,676 at the end of the lease if the Company complies with all the covenants, conditions and obligations of the lease. The initial lease term was for one year and the lease is renewable on a year-to-year basis until February 28, 2010. The Company did not maintain all its obligations under the lease throughout 2002 and Finnie seized the Companys capital assets in November 2002. The Company has offered not to contest the seizure of the assets in exchange for the termination of its obligations under the lease.

Orders to cease operations for environmental contamination were issued in 2001 for the premises the Company operates from by Alberta Environment and the Town of Crossfield.

The Alberta Environment order related to the operations of a previous tenant and it was expected that all costs relating to remedial work will be borne by Finnie. The order from the Town of Crossfield related to the Companys operations. The remedial work was completed prior to the year-end but the required documentation and inspections have not been completed.

MPAC CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Stated in US Dollars)

(Unaudited)

MPAC CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2003 and September 30, 2002

(Stated in US Dollars)

(Unaudited)

	(Unaudited)	(Audited)
	March 31,	September 30,
ASSETS	2003	2002
Current
Cash and cash equivalents	$ 24,066	$ 43,769
Accounts receivable	523	6,676
Investment tax credits receivable	-	86,920
Prepaid expenses and deposits	610	565

	25,199	137,930
Capital assets	-	4

	$ 25,199	$ 137,934

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 231,069	$ 225,018
Current portion of capital lease obligation	-	6,328
Current portion of long-term debt	2,404	2,988
Demand loans	130,784	125,099

	364,257	359,433
Capital lease obligation	-	2,247
Long-term debt	384,234	419,674

	748,491	781,354

STOCKHOLDERS DEFICIENCY
Stockholders Equity , Note 3
Common stock, unlimited number of authorized shares with no par value:
8,291,518 shares issued and outstanding	8,291	8,291
Additional paid-in capital	605,854	605,854
Shares allotted	4,370	4,370
Accumulated deficit	(1,341,807)	(1,261,935)

Total stockholders deficiency	(723,292)	(643,420)

	$ 25,199	$ 137,934

MPAC CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three and six months ended March 31, 2003 and 2002

(Stated in US Dollars)

(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002
Other Income
Sales	$ -	$ 32,591	$ -	$ 32,591
Interest income	-	23	1,362	151
Other income	-	6,226	-	22,984

	-	38,840	1,362	55,726

Expenses
Amortization	-	7,566	-	15,200
Automobile	-	13	-	13
Foreign exchange	8,320	1,080	8,674	1,344
General and administrative	1,816	19,372	9,343	20,549
Insurance	-	252	-	537
Interest and bank charges	189	453	611	1,052
Interest on long-term debt	2,897	2,743	5,685	26,092
Legal	4,017	20,581	12,495	31,180
Management fees	4,758	33	22,885	7,453
Professional fees	13,458	22,389	13,458	24,993
Rent and property taxes	2,212	14,779	4,518	27,643
Supplies and tools	-	9,153	-	9,302
Telephone and utilities	151	757	228	5,141
Transfer agent fees	-	1,016	-	1,016
Travel	-	2,554	2,971	2,554
Wages	-	1,359	366	1,882

	37,818	104,100	81,234	175,951

Net loss	(37,818)	(65,260)	(79,872)	(120,225)

Deficit, beginning of period	(1,303,989)	(880,352)	(1,261,935)	(825,387)

Deficit, end of period	$(1,341,807)	$(945,612)	$(1,341,807)	$(945,612)

Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Weighted average number of shares outstanding	8,291,518	7,754,188	8,291,518	7,754,188

MPAC CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended March 31, 2003 and 2002

(Stated in US Dollars)

(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002
Operating Activities
Net loss for the period	$(37,818)	$(65,260)	$(79,872)	$(120,225)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Amortization	-	7,566	-	15,200
Investment tax credits	-	-	86,920	-
Consulting, interest and other non-cash items	2,897	(387)	5,685	36,455
Changes in non-cash working capital balances consist of:
Decrease (increase) in accounts receivable	6,373	(5,272)	6,153	(4,784)
Decrease (increase) in prepaid expenses and deposits	(42)	3,174	(45)	3,460
Decrease in inventory	-	15,071	-	15,071
Decrease in accounts payable and accrued liabilities	36,619	31,638	6,055	3,545

Net cash provided by (used in) operating activities	8,029	(13,470)	24,896	(51,278)

Financing Activities
Long-term debt repayment	(6,702)	(1,451)	(44,599)	(7,343)
Issue of common shares for cash	-	-	-	50,000

Net cash provided by (used in) financing activities	(6,702)	(1,451)	(44,599)	42,657

Decrease (increase) in cash and cash equivalents	1,327	(14,921)	(19,703)	(8,621)

Cash and cash equivalents, beginning of period	22,739	54,271	43,769	47,971

Cash and cash equivalents, end of period	$ 24,066	$ 39,350	$ 24,066	$ 39,350

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ 453	$ -	$ 1,052

Income taxes	$ -	$ -	$ -	$ -

MPAC CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF

SHAREHOLDERS EQUITY (CAPITAL DEFICIENCY)

for the year ended September 30, 2002 and for the period ended March 31, 2003

(Stated in US Dollars)

(Unaudited)

			Additional
	Common Stock		Paid-in	Shares	Accumulated
	Shares	Amount	Capital	Allotted	Deficit	Total
Balance, September 30, 2001	7,906,667	7,906	413,108	97,501	(825,387)	(306,872)
Issued for cash , at $0.50	200,000	200	99,800	-	-	100,000
Pursuant to a consulting agreement	70,000	70	34,318	(34,388)	-	-
Pursuant to a debt settlement agreement	114,851	115	58,628	(58,743)	-	-
Net loss for the year ended September 30, 2002	-	-	-	-	(436,548)	(436,548)

Balance, September 30, 2002	8,291,518	8,291	605,854	4,370	(1,261,935)	(643,420)
Net loss for the period ended March 31, 2003	-	-	-	-	(79,872)	(79,872)

Balance, March 31, 2003	8,291,518	$ 8,291	$ 605,854	$ 4,370	$(1,341,807)	$(723,292)

MPAC CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Stated in US Dollars)

(Unaudited)

Note 1 Interim Reporting

While the information presented in the accompanying interim six months consolidated financial statements is unaudited, it includes all adjustment which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Companys September 30, 2002 annual financial statements. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Companys September 30, 2002 annual financial statements.

Note 2 Operations and Going Concern

These financial statements have been prepared using generally accepted accounting principles in the United States of America applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at March 31, 2003, the Company has a working capital deficiency of $339,057 and has accumulated losses of $1,341,807 since inception. The Companys ability to continue as a going concern is dependent upon obtaining the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. Due to the seasonality of product sales in the sulphur-based fungicide market, the Company had no sales for the three and six month periods ended March 31, 2003. The Company has no plans to conduct any sales during 2003, but will reassess options in 2004.

Note 3 Principal of Consolidation

These interim consolidated financial statements include the accounts of MPAC Corporation and its wholly-owned subsidiary, 805332 Alberta Ltd. ("805332") and its 99.99% owned subsidiary company, Micron Milling & Packaging Ltd. ("Micron"). All intercompany transactions have been eliminated.

Note 4 Common Stock

Commitments

On May 5, 2000 the Company allotted, as part of a series of transactions related to the acquisition of Micron, 6,400,000 common shares to be issued on the conversion of 6,400,000 shares of 805332 into common shares of the Company. The common shares may be issued at the request of the owners of the 805332 shares or at the request of the Company and have not been issued to date due to possible Canadian tax consequences to the owners of 805332 shares. The allotment of these common shares has been recorded at a nominal value.

Note 4 Common Stock (contd)

Commitments (contd)

On May 5, 2000, the Company allotted 250,000 common shares to be issued as a finders fee related to the acquisition of Micron. These common shares will be issued when the 805332 shareholders exercise their conversion rights and have been valued on the same basis as the 805332 conversion right at nominal value.

On October 4, 2000, 70,000 common shares were allotted for the future issue to a financing consultant in conjunction with services rendered. These common shares were valued on the basis of this consulting work and cash consideration received by the Company for common shares at the time agreement for the services was reached and were issued when the services were completed.

Note 5 Segmented Information

The Company produces its sulphur-based fungicide at plants located in Canada and the United States of America and the sales of this product are primarily in the United States of America. The accounting policies of the operating segment are the same as those policies described in the annual September 30, 2002 financial statements. The Company evaluates the performances of its operating segments based primarily on operating profit.

Note 6 Contingencies and Commitments

The company entered into a premises lease agreement with Finnie Holdings Ltd. ("Finnie") on March 1, 2000, pursuant to which the company will be required to pay $31,676 to Finnie if it does not comply with all the covenants, conditions and obligations of the lease. Finnie will waive payment of the $31,676 at the end of the lease if the company complies with all the covenants, conditions and obligations of the lease. The initial lease term was for one year and the lease is renewable on a year to year basis until February 28, 2010. The company did not maintain all its obligations under the lease throughout 2002 and Finnie seized the companys capital assets in November 2002. The company has offered not to contest the seizure of the assets in exchange for the termination of its obligations under the lease.

Orders to cease operations for environmental contamination were issued in 2001 for the premises the company operates from by Alberta Environment and the Town of Crossfield. The Alberta Environment order related to the operations of a previous tenant and it was expected that all costs relating to remedial work will be borne by Finnie. The order from the Town of Crossfield related to the companys operations. The remedial work was completed prior to the year end but the required documentation and inspections have not been completed.

Note 7 New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

PART III

ITEM 1. INDEX TO EXHIBITS

The following exhibits are filed with or incorporated by reference into this Registration Statement (numbering corresponds to Exhibit table in Item 601 of Regulation S-B):

Exhibit Number	Description
2.1	Articles of Incorporation of MPAC Corporation (1)
2.2	By-Laws of MPAC Corporation (1)
6.1	Promissory Notes issued by MPAC to David Uppal (2)
6.2	Promissory Notes issued by MPAC to Paul Uppal (2)
10.2	Share Exchange Agreement between 805332 Alberta Ltd., MPAC Corporation, Paul Uppal, David Uppal and Micron Milling and Packaging Company Ltd. (2)
21.1	Subsidiaries of the Registrant (2)

Incorporated by reference from the registrants registration statement on Form 10-SB filed with the Securities and Exchange Commission on July 31, 2002.

Incorporated by reference from the registrants amended registration statement of Form 10-SB/A filed with the Securities and Exchange Commission on May 2, 2003.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, MPAC has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

MPAC CORPORATION (Registrant)
Date: June 11, 2003	By: /s/ Adam Smith Adam Smith, President